ProFunds

Executive Offices

7501 Wisconsin Avenue

Suite 1000

Bethesda, MD 20814-6527

Phone: (240) 497-6400

March 1, 2010

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	ProFunds (the “Trust”)
(File Nos. 333-28339 and 811-08239)

Ladies and Gentlemen:

Transmitted herewith for filing on behalf of the Trust pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), and to the Investment Company Act of 1940, as amended (the “1940 Act”), is Post-effective Amendment No. 68 under the Securities Act and Amendment No. 70 under the 1940 Act (the “Amendment”) to the Trust’s registration statement on Form N-1A.

This filing is being made to: (i) reflect the amendments made to Form N-1A by the Securities and Exchange Commission and (ii) make other updates and revisions. The Trust elects to file its updated financial information by post-effective amendment pursuant to Rule 485(b) prior to the effective date of this Amendment.

Please contact me at (240) 497-6495 if you have any questions or comments regarding this filing.

Sincerely,

/s/ Barry Pershkow
Barry Pershkow Vice President and Counsel